Exhibit 99.2

CONFIDENTIAL SEPARATION AGREEMENT AND GENERAL RELEASE

This Confidential Separation Agreement and General Release (this “Agreement”) is made and entered into by and between Biovail Corporation (“Biovail” or the Company”) and Douglas John Paul Squires, Ph.D (“Dr. Squires”).

WHEREAS, Dr. Squires has been employed by Biovail as its Chief Executive Officer pursuant to the terms of that certain amended and restated executive employment agreement effective as of September 1, 2007 and executed December 5, 2007 (the “Employment Agreement”); and

WHEREAS, Dr. Squires also served as interim Chairman of the Board of Directors of Biovail (the “Board”); and

WHEREAS, in connection with Biovail’s retention of a new Chief Executive Officer, effective as of May 1, 2008, Dr. Squires ceased to serve as Chief Executive Officer of the Company and effective as of May 6, 2008 (the “Termination Date”), Biovail involuntarily terminated Dr. Squires’ employment without cause in accordance with the applicable provisions of the Employment Agreement; and

WHEREAS, in connection with Biovail’s termination of Dr. Squires’ employment he is entitled to certain separation payment and benefits pursuant to the terms of his Employment Agreement, and in addition, Biovail desires to provide Dr. Squires with certain additional benefits with respect to his equity compensation awards, in each case, subject to Dr. Squires’ continued compliance with the restrictive covenants set forth in Article Four of the Employment Agreement and his execution and non-revocation of a written waiver and release of all claims, demands and causes of action against Biovail, as limited in paragraph 3 hereof; and

WHEREAS, although Dr. Squires’ employment has been terminated, Dr. Squires was appointed by the Board as Chairman of the Board effective May 1, 2008.

IT IS HEREBY AGREED, by and between Dr. Squires and Biovail, as follows:

1.             In consideration of Dr. Squires’ execution and non-revocation of this Agreement, Dr. Squires’ agreement to be legally bound by its terms, and Dr. Squires’ undertakings as set forth herein, Biovail agrees, in accordance with the terms of the Employment Agreement, to provide Dr. Squires the following payments and benefits, subject to Dr. Squires’ continued compliance with the restrictive covenants set forth in Article Four of the Employment Agreement and Dr. Squires’ execution and non-revocation of this Agreement:

(a)           a lump sum payment of US $2,869,622.00 (which amount represents twenty-four (24) months of the Executive’s base salary plus two (2) times Dr. Squires’ target level of annual compensation under Biovail’s Short Term Incentive Plan for 2007) minus applicable withholdings and deductions, within sixty (60) days of the Termination Date (subject to the requirements of Section 10(f) below);

(b)           a lump sum payment of US $352,500.00 (which amount represents a pro-rated portion of the Executive’s target level of annual incentive compensation under the Short Term Incentive Plan for 2008 based on his employment for the period January 1, 2008 through May 6, 2008 (rounded to the next highest number for a partial month)), minus applicable withholdings and deductions, within thirty (30) days of the Termination Date (subject to the requirements of Section 10(f) below).

(c)           until the earlier of (i) the end of the two (2) year period following Dr. Squires’ Termination Date or (ii) the date, or dates, Dr. Squires is eligible to receive benefits under the same type of plan of a subsequent employer (the “Benefit Period”), the Company shall pay to Dr. Squires (minus applicable withholdings and deductions), on the first payroll date of each month, the amount of the COBRA premium less the amount of the active employee contribution for such coverage for the Benefit Period.   The foregoing payments shall begin on the first payroll date following the Termination Date and shall continue until the end of the Benefit Period.

(d)           With respect to the restricted stock unit (“RSU”) grants held by Dr. Squires immediately prior to the Termination Date that vest based upon the attainment of performance criteria as listed on Schedule A (the “Performance RSUs”), in connection with Dr. Squires’ termination of employment, 40,000 of such Performance RSUs shall remain outstanding and shall vest on November 26, 2012 (the original vesting date for such Performance RSUs), as if Dr. Squires had remained employed by the Company through that date, subject to the attainment of the applicable performance criteria, as set out in the Performance RSU agreement evidencing the terms of such Performance RSUs.  The remaining amount of such Performance RSUs shall be cancelled and forfeited on the Termination Date.  Notwithstanding any provision of the Performance RSU agreement evidencing the terms of such Performance RSUs or Biovail’s 2007 Equity Compensation Plan (the “2007 Equity Compensation Plan”) to the contrary, in no event shall Dr. Squires be entitled to dividend equivalents under Section 5.5 of the 2007 Equity Compensation Plan, nor shall any of the provisions of Sections 5.7, 5.8 or 5.9 of the 2007 Equity Compensation Plan apply to the Performance RSUs described in this subparagraph (d).

Except as provided in this subparagraph (d), the Performance RSUs shall remain subject to the terms of the 2007 Equity Compensation Plan in all respects.

(e)           With respect to the RSU grants held by Dr. Squires immediately prior to the Termination Date that vest based upon the passage of time as listed on Schedule A (the “Time-Based RSUs”), in connection with Dr. Squires’ termination of employment, the Board shall cause all outstanding Time-Based RSUs to become fully vested as of the Termination Date and such Time-Based RSUs shall be paid within 30 days of the Termination Date in accordance with the terms of the 2007 Equity Compensation Plan and the Time-Based RSU agreements evidencing the terms of such Times-Based RSUs.

(f)            All outstanding options held by Dr. Squires immediately prior to the date of this Agreement as listed on Schedule A hereto (the “Options”) shall remain outstanding and shall continue to be governed by the terms of the Option agreements evidencing their terms and the terms of the Option plan pursuant to which they were granted.  Notwithstanding anything to the contrary in such Option agreements and such Option plans, in connection with Dr. Squires’ termination of employment, the Board has caused (i) all outstanding Options that would have vested during the period beginning on the Termination Date through June 1, 2010 to become fully vested and exercisable as of the Termination Date, (ii) Dr. Squires to be treated as having “retired” (within the meaning of such term under the applicable Option plan pursuant to which the Options were granted) as of the Termination Date and (iii) the post-termination exercise period under the Options to extend from the Termination Date through June 1, 2010.  Any

Options that are not vested as of the Termination Date in accordance with the foregoing provisions of this paragraph 1(f) shall be forfeited.

2.             Except as set forth in this paragraph 2 and except for payments and benefits to which he is entitled as set forth in paragraph 1 above, Dr. Squires expressly agrees that he has been paid all remuneration owed to him as a result of Dr. Squires’ employment with Biovail, or the termination of that employment.  Whether or not Dr. Squires executes this Agreement, Dr. Squires shall be paid for any accrued but unused vacation days, and for previously submitted un-reimbursed business expenses (in accordance with usual Company guidelines and practices), to the extent not theretofore paid.  In addition, following the Termination Date, Dr. Squires shall be entitled to receive vested amounts payable to him under the Company’s 401(k) plan and other retirement and deferred compensation plans, if any, in accordance with the terms of such plans and applicable law.  Except as specifically set forth herein, Dr. Squires’ participation in all Biovail employee benefit plans and programs shall remain subject to the terms and conditions of such plans as in effect from time to time and Dr. Squires agrees that such terms and conditions are binding on himself and Biovail.

3.             Dr. Squires, on behalf of himself, and Dr. Squires’ heirs, executors, administrators, and/or assigns, does hereby RELEASE AND FOREVER DISCHARGE Biovail, together with its parents, subsidiaries, affiliates, predecessors, and successor corporations and business entities, past, present and future, and its and their agents, directors, members, officers, employees, shareholders, insurers and reinsurers, and employee benefit plans (and the trustees, administrators, fiduciaries, insurers, and reinsurers of such plans) past, present and future, and their heirs, executors, administrators, predecessors, successors, and assigns (collectively, the “RELEASEES”), of and from any and all legally waivable claims, causes of actions, suits, lawsuits, debts, and demands whatsoever in law or in equity, known or unknown, suspected or unsuspected, which Dr. Squires ever had, now has or which Dr. Squires’ heirs, executors administrators, or assigns hereafter may have from the beginning of time to the date Dr. Squires executes this Agreement, and including, without limitation, any claims arising from or relating to Dr. Squires’ employment relationship with Biovail, and the termination of such relationship, including, without limitation, any claims arising under the Age Discrimination in Employment Act (“ADEA”), Title VII of the Civil Rights Act of 1964 (“Title VII”), the Americans with Disabilities Act (“ADA”), the Employee Retirement Income Security Act (“ERISA”), the Family and Medical Leave Act (“FMLA”), Section 806 of the Sarbanes-Oxley Act (“SOX”), the New Jersey Law Against Discrimination (“NJLAD”), the Conscientious Employee Protection Act (“CEPA”), the New Jersey Family Leave Act, the New Jersey Equal Pay Act, the New Jersey Wage and Hour Law, the New Jersey Wage Payment Act, the New Jersey Constitution, the common law of the State of New Jersey, and any and all other federal, state, provincial or local constitutional, statutory, regulatory, or common law causes of action now or hereafter recognized, and any claims for attorneys’ fees and costs; provided that the foregoing release shall not apply to any claims Dr. Squires may have to enforce his rights under this Agreement and may have to indemnification as an officer, director or employee of Biovail (or any affiliate thereof) pursuant to the articles of incorporation or by-laws (or other governing instruments) of Biovail (or any affiliate thereof) or any vested benefits to which Dr. Squires may be entitled under any employee benefit plan of

Biovail (or any affiliate thereof).  Nothing in this Agreement shall waive rights or claims that may arise after the date this Agreement is executed by Dr. Squires.

4.             Dr. Squires hereby agrees and recognizes that Dr. Squires’ employment relationship with Biovail has been completely severed as of the Termination Date, and that neither Biovail nor the Releasees has any obligation, contractual or otherwise, to hire, rehire or re-employ Dr. Squires in the future.  The parties acknowledge that the Board has appointed Dr. Squires as Chairman of the Board.

5.             Dr. Squires represents that Dr. Squires does not have any lawsuits, claims, or charges pending against any of the Releasees.  This Agreement is expressly conditioned upon and contingent on the truth of Dr. Squires’ representations in this Agreement.

6.             Dr. Squires agrees and acknowledges that this Agreement is not, and shall not be construed to be, an admission of any violation of any federal, state, provincial or local statute, ordinance or regulation, or of any duty owed by Releasees to Dr. Squires, or of any wrongdoing to Dr. Squires by Releasees.

7.             Except as set forth herein, Dr. Squires agrees not to make written or oral statements about Biovail or Releasees that are negative or disparaging.  Nothing in this Agreement shall preclude Dr. Squires from communicating or testifying truthfully (a) to the extent required or protected by law, (b) to any federal, state, provincial or local governmental agency, (c) in response to a subpoena to testify issued by a court of competent jurisdiction, or (d) in any action to challenge or enforce the terms of this Agreement.

8.             Dr. Squires agrees, covenants and promises that Dr. Squires has not communicated or disclosed, and shall not hereafter communicate or disclose, the terms of this Agreement, or the terms of the negotiations leading up to this Agreement, to any persons with the exception of:  (a) members of Dr. Squires’ immediate family, Dr. Squires’ attorneys, accountants, tax, or financial advisors, each of whom shall be informed of this confidentiality obligation and shall agree to be bound by its terms; (b) to the Internal Revenue Service or state or local taxing authority; (c) as is expressly required or protected by law; or (d) in any action to challenge or enforce the terms of this Agreement provided that such disclosure is protected from public disclosure by an appropriate confidentiality order to the maximum extent permitted by applicable authority.  Dr. Squires agrees to be liable for any breach of this Paragraph by the individuals identified in clause (a) above.  In the event that Dr. Squires is required to disclose information protected by this Paragraph pursuant to clause (c) above, Dr. Squires agrees to notify via facsimile and U.S. Mail, and to provide a copy of any subpoena, order or written inquiry to, Biovail, 7150 Mississauga Road, Mississauga, Ontario, L5N 8M5, Attn: General Counsel, within three (3) business days of becoming aware of the need for such disclosure.

9.             This Agreement constitutes the entire agreement between Dr. Squires and Biovail with respect to the subject matter hereof and supersedes all prior negotiations and agreements, whether written or oral, relating to the subject matter hereof including the Employment Agreement, except for that certain Standards of Business Conduct Agreement by and between Biovail and Dr. Squires dated December 5, 2007, that certain Confidentiality Agreement by and between Biovail and Dr. Squires dated December 5,

2007, the Chairman Agreement between Biovail and Dr. Squires dated as of May 1, 2008 and Article Four of the Employment Agreement, which Dr. Squires hereby acknowledges and agrees survive the termination of the Employment Agreement and his employment with Biovail.  Dr. Squires acknowledges that neither Biovail, the Releasees, nor their agents or attorneys have made any promise, representation or warranty whatsoever, express or implied, written or oral, other than the express written representations herein.  Dr. Squires agrees that this Agreement may not be altered, amended, modified, or otherwise changed in any respect except by another written agreement signed by both Dr. Squires and Biovail.

10.           Dr. Squires further certifies and acknowledges that:

(a)          Dr. Squires has read the terms of this Agreement and understands its terms and effects, including the fact that Dr. Squires has agreed to RELEASE AND FOREVER DISCHARGE the RELEASEES from any and all claims as set forth in Paragraph 3;

(b)         Dr. Squires has signed this Agreement voluntarily and knowingly in exchange for the consideration described herein, which Dr. Squires acknowledges is adequate and satisfactory;

(c)          the payments, benefits, promises and undertakings performed, and to be performed, as set forth herein exceed and are greater than the payments and benefits, if any, to which Dr. Squires would have been entitled had Dr. Squires not executed this Agreement;

(d)         Releasees have advised Dr. Squires, through this document, to consult with an attorney concerning this Agreement prior to signing this Agreement;

(e)           Dr. Squires has the right to consider this Agreement for a period of twenty-one (21) days from receipt prior to entering into this Agreement and Dr. Squires has signed on the date indicated below after concluding that the Agreement is satisfactory; and

(f)            Dr. Squires has the right to revoke this Agreement for a period of seven (7) calendar days following Dr. Squires’ execution of this Agreement by giving written notice to Biovail, 7150 Mississauga Road, Mississauga, Ontario, L5N 8M5, Attn: General Counsel, and that this Agreement shall not be effective or enforceable until this seven-day period has expired.   In the event that Dr. Squires revokes this Agreement pursuant to the terms of this Section 10(f), Dr. Squires shall be required to repay to Biovail any amounts paid to Dr. Squires pursuant to Sections 1(a) and (b) within five (5) business days of the date Dr. Squires revokes this Agreement.

11.           This Agreement is intended to comply with the applicable provisions of section 409A of the Code and shall be interpreted to avoid any penalty sanctions under section 409A of the Code.  If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under section 409A of the Code, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions shall not be imposed.  For purposes of section 409A of the Code, all payments to be made upon a termination of employment under this Agreement may only be made upon a “separation from service” under section 409A of the Code, each payment made under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments.  In no event shall Dr. Squires, directly or indirectly, designate the calendar year of payment.

Notwithstanding the provisions of paragraph 1 above, if at the time of the Squires’ “separation from service” (as such term is defined in section 409A of the Code) the Company has securities which are publicly-traded on an established securities market and Dr. Squires is a “specified employee” (as such term is defined in section 409A of the Code) and it is necessary to postpone the commencement of any severance payments otherwise payable pursuant to this Agreement as a result of such separation from service to prevent any accelerated or additional tax under section 409A of the Code, then the Company shall postpone the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Dr. Squires) that are not otherwise paid within the “short-term deferral exception” under Treas. Reg. section 1.409A-1(b)(4) and/or the “separation pay exception” under Treas. Reg. section 1.409A-1(b)(9)(iii), until the first payroll date that occurs after the date that is six (6) months following Dr. Squires’ separation from service with the Company.  If any payments are postponed due to such requirements, such postponed amounts shall be paid in a lump sum to Dr. Squires, and any installment payments due to Dr. Squires shall recommence, on the first payroll date that occurs after the date that is six (6) months following the Dr. Squires’ “separation from service” with the Company.  If Dr. Squires dies during the postponement period prior to the payment of the postponed amount, the amounts postponed on account of section 409A of the Code shall be paid to the personal representative of Dr. Squires’ estate within sixty (60) days after the date of the Dr. Squires’ death.

All reimbursements and in kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of section 409A of the Code, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during Dr. Squires’ lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year, (iii) the reimbursement of an eligible expense shall be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, and intending to be legally bound hereby, Biovail hereby executes the foregoing Confidential Separation Agreement and General Release.

BIOVAIL CORPORATION

/s/ Wendy Kelley
Name:	Wendy Kelley
Title:	Senior Vice-President, General
Counsel and Corporate Secretary

Date:	May 6, 2008

IN WITNESS WHEREOF, and intending to be legally bound hereby, Dr. Squires hereby executes the foregoing Confidential Separation Agreement and General Release.

SIGNED, SEALED AND DELIVERED
in the presence of:

/s/ Douglas John Paul Squires		/s/ Mark A. Durham
Douglas John Paul Squires		Witness

Date:	May 6, 2008	Date:	May 6, 2008

SCHEDULE A

LIST OF PERFORMANCE RSUs, TIME-BASED RSUs AND OPTIONS

Performance RSUs – 129,174 outstanding

Time-Based RSUs – 9,688 outstanding

Options – 612,550 outstanding